[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 6, 2009

BY HAND AND EDGAR

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Western Asset Mortgage Capital Corporation
Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), and further to our letter to the Securities and Exchange Commission (the “Commission”) dated September 22, 2009, we are hereby revising the response to comment 1 set forth in the letter dated September 15, 2009 from the staff of the Commission (the “Staff”), and have set forth the revised response below for the Staff’s consideration:

General Comments

1.                                      We note that you have not included a price range.  Please amend your disclosure to include a bona fide estimate of the price range for the securities and ensure that you provide all of the additional disclosure that is based on this price range.

In response to the Staff’s comment, we advise the Staff that the proposed offering price and number of shares being offered is still under consideration by the Company and will be added to the registration statement in a subsequent amendment prior to effectiveness.

* * * * *

Please contact the undersigned at (212) 735-3574 or Bethany M. Haynes at (212) 735-3868 should you require further information or have any questions.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt, Esq.

cc:	Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.
Clifford Chance US LLP
31 West 52 Street
New York, New York 10019